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        [LOGO AND LETTERHEAD OF ADVANTAGE MARKETING, INC. APPEAR HERE]

                                January 31, 1997

Dear AMS Warrant Holder:

Congratulations upon your decision to become a warrant holder of Advantage Marketing Systems, Inc. This past year has been a very exciting time for your Company. With the acquisition of Miracle Mountain International, Inc., and the continued growth of the AMS base, your Company has continued to set new records. Through September 30, 1996, we achieved the following results as compared to the previous year:

         Net Income - Increased 317%!    Total Assets - Increased 218%!

                     Shareholders' Equity - Increased 862%

We are pleased to be able to offer you the opportunity to participate in what we believe is a once in a lifetime opportunity. We have modified the terms of our "A" and "B" warrants as follows:

     1) Lowered the exercise price on the "B" warrant from $8.00 to $6.00.

     2) Upon exercise, in addition to a share of common stock, you will receive a new 1997-A warrant that will allow you to purchase an additional share of common stock between April 16, 1997 and January 31, 1999.

You must act quickly to take advantage of this opportunity. Any "A" or "B" warrants not exercised by March 17, 1997, will be redeemed for $.0008 per warrant. Exercise of your warrants will not only allow you to increase your equity investment in AMS without paying any broker's commissions, but it will also provide needed capital for AMS to continue to expand.

Please review the enclosed Prospectus carefully before making your decision. To take advantage of this opportunity simply fill out the back of your warrant certificate and mail it with a check payable to Advantage Marketing Systems, Inc. for the appropriate amount to U.S. Stock Transfer Corp., 1745 Gardena Avenue, Suite 200, Glendale, California 91204.

In this world there are no guarantees, however, we are very optimistic about the future of our Company! If you have any questions, please don't hesitate to call me, Curt Wilson or Roger Baresel at (800) 426-4267.

Sincerely,



JOHN W. HAIL
Founder & CEO